UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

STANDARD BIOTOOLS INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

34385P108
(CUSIP Number)

Andrew Genser
General Counsel
600 Washington Boulevard, Floor 11
Stamford, Connecticut 06901
203-863-7050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2023
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.: 34385P108	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS
VIKING GLOBAL INVESTORS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,289,116 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,289,116 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,289,116 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1. See Item 5.

2. The percentages set forth herein are calculated based on (i) 78,964,770 shares of Common Stock (as defined herein) outstanding as of August 3, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 8, 2023, and (ii) 8,289,116 shares of Common Stock that the Reporting Persons currently have the right to acquire upon conversion of the Series B-2 Preferred Stock (as defined herein), subject to the Blocker (as defined herein).

Schedule 13D
CUSIP No.: 34385P108	Page 3 of 19 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Parent GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,289,116 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,289,116 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,289,116 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. See Item 5.

2. The percentages set forth herein are calculated based on (i) 78,964,770 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2023, and (ii) 8,289,116 shares of Common Stock that the Reporting Persons currently have the right to acquire upon conversion of the Series B-2 Preferred Stock, subject to the Blocker.

Schedule 13D
CUSIP No.: 34385P108	Page 4 of 19 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,552,940 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,552,940 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,552,940 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. See Item 5.

2. The percentages set forth herein are calculated based on (i) 78,964,770 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2023, and (ii) 8,289,116 shares of Common Stock that the Reporting Persons currently have the right to acquire upon conversion of the Series B-2 Preferred Stock, subject to the Blocker.

Schedule 13D
CUSIP No.: 34385P108	Page 5 of 19 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Portfolio GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,552,940 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,552,940 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,552,940 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. See Item 5.

2. The percentages set forth herein are calculated based on (i) 78,964,770 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2023, and (ii) 8,289,116 shares of Common Stock that the Reporting Persons currently have the right to acquire upon conversion of the Series B-2 Preferred Stock, subject to the Blocker.

Schedule 13D
CUSIP No.: 34385P108	Page 6 of 19 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Illiquid Investments Sub-Master LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,552,940 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,552,940 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,552,940 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1. See Item 5.

2. The percentages set forth herein are calculated based on (i) 78,964,770 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2023, and (ii) 8,289,116 shares of Common Stock that the Reporting Persons currently have the right to acquire upon conversion of the Series B-2 Preferred Stock, subject to the Blocker.

Schedule 13D
CUSIP No.: 34385P108	Page 7 of 19 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Drawdown GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,736,176 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,736,176 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,736,176 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. See Item 5.

2. The percentages set forth herein are calculated based on (i) 78,964,770 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2023, and (ii) 8,289,116 shares of Common Stock that the Reporting Persons currently have the right to acquire upon conversion of the Series B-2 Preferred Stock, subject to the Blocker.

Schedule 13D
CUSIP No.: 34385P108	Page 8 of 19 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Drawdown Portfolio GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,736,176 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,736,176 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,736,176 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. See Item 5.

2. The percentages set forth herein are calculated based on (i) 78,964,770 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2023, and (ii) 8,289,116 shares of Common Stock that the Reporting Persons currently have the right to acquire upon conversion of the Series B-2 Preferred Stock, subject to the Blocker.

Schedule 13D
CUSIP No.: 34385P108	Page 9 of 19 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Drawdown (Aggregator) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,736,176 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,736,176 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,736,176 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1. See Item 5.

2. The percentages set forth herein are calculated based on (i) 78,964,770 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2023, and (ii) 8,289,116 shares of Common Stock that the Reporting Persons currently have the right to acquire upon conversion of the Series B-2 Preferred Stock, subject to the Blocker.

Schedule 13D
CUSIP No.: 34385P108	Page 10 of 19 Pages
1	NAMES OF REPORTING PERSONS
O. ANDREAS HALVORSEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,289,116 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,289,116 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,289,116 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. See Item 5.

2. The percentages set forth herein are calculated based on (i) 78,964,770 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2023, and (ii) 8,289,116 shares of Common Stock that the Reporting Persons currently have the right to acquire upon conversion of the Series B-2 Preferred Stock, subject to the Blocker.

Schedule 13D
CUSIP No.: 34385P108	Page 11 of 19 Pages
1	NAMES OF REPORTING PERSONS
DAVID C. OTT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,289,116 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,289,116 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,289,116 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. See Item 5.

2. The percentages set forth herein are calculated based on (i) 78,964,770 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2023, and (ii) 8,289,116 shares of Common Stock that the Reporting Persons currently have the right to acquire upon conversion of the Series B-2 Preferred Stock, subject to the Blocker.

Schedule 13D
CUSIP No.: 34385P108	Page 12 of 19 Pages
1	NAMES OF REPORTING PERSONS
ROSE S. SHABET

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,289,116 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,289,116 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,289,116 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. See Item 5.

2. The percentages set forth herein are calculated based on (i) 78,964,770 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2023, and (ii) 8,289,116 shares of Common Stock that the Reporting Persons currently have the right to acquire upon conversion of the Series B-2 Preferred Stock, subject to the Blocker.

Schedule 13D
CUSIP No.: 34385P108	Page 13 of 19 Pages
Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of Standard BioTools Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2 Tower Place, Suite 2000, South San Francisco, California 94080.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is filed jointly by each of the following persons (collectively, the “Reporting Persons”):

i.	Viking Global Investors LP (“VGI”), a Delaware limited partnership;
ii.	Viking Global Opportunities Parent GP LLC (“Opportunities Parent”), a Delaware limited liability company;
iii.	Viking Global Opportunities GP LLC (“Opportunities GP”), a Delaware limited liability company;
iv.	Viking Global Opportunities Portfolio GP LLC (“Opportunities Portfolio GP”), a Delaware limited liability company;
v.	Viking Global Opportunities Illiquid Investments Sub-Master LP (“VGOP”), a Cayman Islands limited partnership;
vi.	Viking Global Opportunities Drawdown GP LLC (“VGOD GP”), a Delaware limited liability company;
vii.	Viking Global Opportunities Drawdown Portfolio GP LLC (“VGOD Portfolio GP”), a Delaware limited liability company;
viii.	Viking Global Opportunities Drawdown (Aggregator) LP (“VGOD”), a Cayman Islands limited partnership; and
ix.	O. Andreas Halvorsen, a citizen of Norway, and David C. Ott and Rose S. Shabet, citizens of the United States.

The principal business address of each Reporting Person is 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.

This Schedule 13D relates to shares of Common Stock that the Reporting Persons have the right to acquire upon conversion of shares of Series B-2 Convertible Preferred Stock (“Series B-2 Preferred Stock”) held directly by VGOP and VGOD, each of whose principal business is to engage in making investments in securities of public and private companies. The principal business of VGI is to provide managerial services to related entities engaged in making or recommending investments in securities of public and private companies. The principal business of each of Opportunities Parent, Opportunities GP, Opportunities Portfolio GP, VGOD GP and VGOD Portfolio GP is to serve as the sole member or general partner of related entities engaged in making or recommending investments in securities of public and private companies. The present principal occupation of Mr. Halvorsen is Chief Executive Officer of VGI. The present principal occupation of Mr. Ott is Advisory Director of VGI. The present principal occupation of Ms. Shabet is Chief Operating Officer of VGI.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as an exhibit to this Schedule 13D.

(d), (e) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On January 23, 2022, the Issuer (under its former name, Fluidigm Corporation) entered into a loan agreement (the “Loan Agreement”) with VGOP and VGOD, pursuant to which (i) VGOP provided a term loan to the Issuer in an aggregate original principal amount of $8,375,000 and (ii) VGOD provided a term loan to the Issuer in an aggregate original principal amount of $4,125,000 (each, a “Term Loan” and collectively, the “Term Loans”). The Term Loans were fully drawn on January 24, 2022.

Schedule 13D
CUSIP No.: 34385P108	Page 14 of 19 Pages
Also on January 23, 2022, the Issuer entered into a Series B-2 Preferred Stock purchase agreement (the “Purchase Agreement”) with VGOP and VGOD, pursuant to which the Issuer agreed to issue and sell in a private placement (i) 75,375 shares of Series B-2 Preferred Stock to VGOP in exchange for cash consideration of $75,375,000 and (ii) 37,125 shares of Series B-2 Preferred Stock to VGOD in exchange for cash consideration of $37,125,000. The funds used by each of VGOP and VGOD to purchase the shares of Series B-2 Preferred Stock were derived from the capital of each of VGOP and VGOD, respectively.

Upon the issuance of the Series B-2 Preferred Stock pursuant to the Purchase Agreement, the aggregate principal amount of the Term Loans and all unpaid interest owed to VGOP and VGOD under the Loan Agreement were automatically converted into 10,237 shares of Series B-2 Preferred Stock and 5,042 shares of Series B-2 Preferred Stock, respectively, in each case in accordance with the terms of the Loan Agreement.

Subject to certain anti-dilution adjustments and limitations, the Series B-2 Preferred Stock is convertible at the option of the holders thereof at any time into a number of shares of Common Stock equal to the Conversion Rate (as defined in the certificate of designations for the Series B-2 Preferred Stock (the “Certificate of Designations”), and initially 294.1176); provided that none of VGOP, VGOD, nor their affiliates, shall be entitled to convert shares of Series B-2 Preferred Stock unless such conversion would not result in VGOP and VGOD, together with their affiliates, beneficially owning more than 9.5% of the total number of shares of Common Stock outstanding (the “Blocker”).

Holders of shares of Series B-2 Preferred Stock are entitled to vote as a single class with the holders of the Common Stock and the holders of any other class or series of equity interest of the Issuer then entitled to vote with the Common Stock on all matters submitted to a vote of the holders of Common Stock; provided, among other things, that to the extent the Series B-2 Preferred Stock held by VGOP and VGOD would, in the aggregate, represent voting rights with respect to more than 19.9% of the Common Stock (including the Series B-2 Preferred Stock on an as-converted basis) (the “Voting Threshold”), VGOP and VGOD would not be permitted to exercise the voting rights with respect to any shares of Series B-2 Preferred Stock held by them in excess of the Voting Threshold and an officer of the Issuer will exercise the voting rights with respect to such shares of Series B-2 Preferred Stock in excess of the Voting Threshold in a neutral manner.

In addition, so long as VGOP, VGOD and their Permitted Transferees (as defined in the Certificate of Designations) continue to beneficially own shares of Series B-2 Preferred Stock that represent at least 7.5% of the outstanding shares of Common Stock, on an as-converted basis (the “Viking Preferred Percentage”), on the terms and subject to the conditions set forth in the Certificate of Designations, the holders of a majority of the outstanding shares of Series B-2 Preferred Stock will have the right to nominate for election and to elect one member to the Issuer’s board of directors (the “Series B-2 Preferred Director”). The Reporting Persons nominated an independent candidate as the Series B-2 Preferred Director.

At any time after the fifth anniversary of the closing of the transactions contemplated by the Purchase Agreement (the “Closing of the Preferred Equity Transactions”), if the last reported sale price of the Common Stock is greater than 250% of the Conversion Price (as defined in the Certificate of Designations, and initially approximately $3.40) as of such time for at least 20 consecutive trading days immediately preceding the date of the notice of mandatory conversion, the Issuer may elect to convert all of the outstanding shares of Series B-2 Preferred Stock into shares of Common Stock.

Schedule 13D
CUSIP No.: 34385P108	Page 15 of 19 Pages
If the Issuer undergoes certain change of control transactions, each holder of outstanding Series B-2 Preferred Stock will have the option, subject to the holder’s right to convert all or a portion of the shares of Series B-2 Preferred Stock held by such holder into Common Stock prior to such redemption, to require the Issuer to purchase all or a portion of such holder’s outstanding shares of Series B-2 Preferred Stock that have not been converted into Common Stock at a purchase price per share of Series B-2 Preferred Stock, payable in cash, equal to the greater of (A) $1,000 per share of Series B-2 Preferred Stock (the “Liquidation Preference”, as defined in the Certificate of Designations), and (B) the amount of cash and/or other property that such holder would have been entitled to receive if such holder had converted such share of Series B-2 Preferred Stock into Common Stock (“Change of Control Put”). In the event of a change of control in which the Issuer is anticipated to merge with another person and will not be the surviving corporation or if the Common Stock will no longer be listed on a U.S. national securities exchange, the Issuer will have a right to redeem, subject to the holder’s right to convert into Common Stock prior to such redemption, all of such holder’s shares of Series B-2 Preferred Stock, or if a holder exercises the Change of Control Put in part, the remainder of such holder’s shares of Series B-2 Preferred Stock, at a redemption price per share payable in cash, equal to the greater of (A) the Liquidation Preference of such share of Series B-2 Preferred Stock, and (B) the amount of cash and/or other property that the holder would have received if such holder had converted such share of Series B-2 Preferred Stock into Common Stock.

After the seventh anniversary of the Closing of the Preferred Equity Transactions, subject to certain conditions, the Issuer may, at its option, redeem all of the outstanding shares of Series B-2 Preferred Stock at a redemption price per share of Series B-2 Preferred Stock, payable in cash, equal to the Liquidation Preference.

The foregoing descriptions of the Loan Agreement and Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text thereof, each of which is filed as an exhibit to this Schedule 13D, and are incorporated by reference herein.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

On October 4, 2023, the Issuer, SomaLogic, Inc., a Delaware corporation (“SomaLogic”), and Martis Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into SomaLogic, with SomaLogic continuing as a wholly owned subsidiary of the Issuer and the surviving corporation of the merger (the “Merger”). Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (“Effective Time”), each share of common stock, par value $0.0001 per share, of SomaLogic issued and outstanding (“SomaLogic Stock”) will be converted into the right to receive 1.11 shares of Common Stock. It is the Reporting Persons’ understanding that the Series B-2 Preferred Stock will remain outstanding following the Effective Time in accordance with the terms of the Certificate of Designations.

Also on October 4, 2023, in connection with the Merger Agreement, the Issuer, SomaLogic and Merger Sub entered into a voting agreement (the “Voting Agreement”) with VGOP and VGOD. Pursuant to the Voting Agreement, VGOP and VGOD have agreed, among other things, subject to the terms and conditions thereby to: (i) vote their beneficially owned securities of the Issuer, (1) in favor of the adoption of the Merger Agreement, approval of the Merger and the transactions contemplated by the Merger Agreement; (2) in favor of the issuance of shares of Common Stock to holders of SomaLogic Stock pursuant to the Merger Agreement and an amendment to the Issuer’s certificate of incorporation to increase the number of authorized shares of Common Stock thereunder; (3) in favor of any proposal to adjourn to a later date, if there is not a quorum or sufficient affirmative votes (in person or by proxy) for approval of any such matters on the date on which the meeting is held; (4) against any action or agreement that would reasonably be expected to result in the condition of the Merger not being fulfilled or a breach of a covenant, representation or warranty or any other material obligation or agreement contained in the Merger Agreement; (5) against any action, proposal, transaction or agreement that would reasonably be expected to prevent or materially delay the consummation of the Merger or the fulfillment of the Issuer’s, SomaLogic’s or Merger Sub’s conditions to closing under the Merger Agreement and (6) against any third-party acquisition transactions; and (ii) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein. In addition, the Reporting Persons agree in the Voting Agreement that, immediately after the Effective Time, the Series B-2 Preferred Director shall be Fenel Eloi.

Schedule 13D
CUSIP No.: 34385P108	Page 16 of 19 Pages
The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Voting Agreement, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

The Reporting Persons acquired the shares of Series B-2 Preferred Stock (including the shares of Common Stock into which such shares of Series B-2 Preferred Stock may be converted) for investment purposes, and such purchases were made in the Reporting Persons’ ordinary course of business. This Schedule 13D amends the statement on Schedule 13G filed by the Reporting Persons to report their beneficial ownership of the shares of Common Stock, as most recently amended on February 14, 2023. The Reporting Persons are filing this Schedule 13D, pursuant to Rule 13d-1(e) under the Act, solely as a result of their entering into the Voting Agreement. As such, the Reporting Persons currently are subject to a “cooling-off” period pursuant to Rule 13d-1(f)(2) under the Act, which ends at the expiration of the tenth day from the date of the filing of this Schedule 13D.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition and/or prospects, legal, regulatory and/or contractual restrictions (such as the expiration of the cooling-off period and the transfer restrictions in the Voting Agreement) and other factors: (i) purchase additional the shares of Common Stock, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Common Stock, options or other securities now beneficially owned or hereafter acquired by them; (iii) enter into hedging transactions with respect to the shares of Common Stock, options or other securities of the Issuer now beneficially owned or hereafter acquired by them; (iv) engage in communications with, without limitation, one or more holders of the Issuer’s securities or derivatives, officers of the Issuer, members of the Issuer’s board of directors, advisors, potential strategic partners, investment professionals, and/or other persons regarding the Merger or the Issuer more generally, including but not limited to its operations, governance, and control; and (v) engage in such other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, each of VGI, Opportunities Parent, Mr. Halvorsen, Mr. Ott and Ms. Shabet may be deemed the beneficial owner of 8,289,116 shares of Common Stock, which represents approximately 9.5% of the outstanding shares of Common Stock. This amount consists of 5,552,940 shares of Common Stock acquirable upon conversion of 85,612 shares of Series B-2 Preferred Stock held directly by VGOP and 2,736,176 shares of Common Stock acquirable upon conversion of 42,167 shares of Series B-2 Preferred Stock held directly by VGOP, each subject to the Blocker.

As of the date hereof, each of Opportunities GP, Opportunities Portfolio GP and VGOP may be deemed the beneficial owner of 5,552,940 shares of Common Stock, which represents approximately 6.4% of the outstanding shares of Common Stock. This amount entirely consists of 5,552,940 shares of Common Stock acquirable upon conversion of 85,612 shares of Series B-2 Preferred Stock held directly by VGOP, subject to the Blocker.

Schedule 13D
CUSIP No.: 34385P108	Page 17 of 19 Pages
As of the date hereof, each of VGOD GP, VGOD Portfolio GP and VGOD may be deemed the beneficial owner of 2,736,176 shares of Common Stock, which represents approximately 3.1% of the outstanding shares of Common Stock. This amount entirely consists of 2,736,176 shares of Common Stock acquirable upon conversion of 42,167 shares of Series B-2 Preferred Stock held directly by VGOD, subject to the Blocker.

The foregoing beneficial ownership percentages are based on (i) 78,964,770 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2023, and (ii) 8,289,116 shares of Common Stock that the Reporting Persons currently have the right to acquire upon conversion of the Series B-2 Preferred Stock, subject to the Blocker.

(b) VGI, Opportunities Parent, Mr. Halvorsen, Mr. Ott and Ms. Shabet have shared voting power and shared dispositive power with regard to the 5,552,940 shares of Common Stock acquirable upon conversion of 85,612 shares of Series B-2 Preferred Stock held directly by VGOP and the 2,736,176 shares of Common Stock acquirable upon conversion of 42,167 shares of Series B-2 Preferred Stock held directly by VGOP, each subject to the Blocker. Opportunities GP, Opportunities Portfolio GP and VGOP have shared voting power and shared dispositive power with regard to the 5,552,940 shares of Common Stock acquirable upon conversion of 85,612 shares of Series B-2 Preferred Stock held directly by VGOP, subject to the Blocker. VGOD GP, VGOD Portfolio GP and VGOD have shared voting power and shared dispositive power with regard to the 2,736,176 shares of Common Stock acquirable upon conversion of 42,167 shares of Series B-2 Preferred Stock held directly by VGOD, subject to the Blocker.

(c) No transactions in the Issuer’s securities have been effected by the Reporting Persons during the past 60 days.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

The responses to Items 2, 3 and 4 of this Schedule 13D are incorporated by reference herein.

Registration Rights Agreement

In connection with the Purchase Agreement, on January 23, 2022, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with VGOP, VGOD and the other stockholders party thereto (together with any other party that may become party to the Registration Rights Agreement, “Holders”), pursuant to which the Holders have certain customary registration rights with respect to shares issuable under the Loan Agreement and the Purchase Agreement, including (i) any shares of Common Stock acquired by any Holder pursuant to the conversion of the Series B-2 Preferred Stock in accordance with the Certificate of Designations, and (ii) any shares of Common Stock acquired by any Holder pursuant to preemptive rights under the Purchase Agreement.

Schedule 13D
CUSIP No.: 34385P108	Page 18 of 19 Pages
The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement

Exhibit 2 – Series B-2 Loan Agreement, dated as of January 23, 2022 (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form 8-K filed with the Commission on January 24, 2022)

Exhibit 3 – Series B-2 Convertible Preferred Stock Purchase Agreement, dated as of January 23, 2022 (incorporated by reference to Exhibit 10.4 of the Issuer’s current report on Form 8-K filed with the Commission on January 24, 2022)

Exhibit 4 – Registration Rights Agreement, dated as of January 23, 2022 (incorporated by reference to Exhibit 10.5 of the Issuer’s current report on Form 8-K filed with the Commission on January 24, 2022)

Exhibit 5 – Form of Voting Agreement (incorporated by reference to Exhibit 99.3 of the Issuer’s current report on Form 8-K filed with the Commission on October 4, 2023)

Schedule 13D
CUSIP No.: 34385P108	Page 19 of 19 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).

October 16, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).